LAW OFFICES
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION
FIRST TENNESSEE BUILDING
165 MADISON AVENUE
SUITE 2000
Memphis, Tennessee 38103
(901) 526-2000
FACSIMILE
(901) 577-2303
Richard F. Mattern
Direct Dial: 901.577.2343
Direct Fax: 901.577.4234
E-Mail Address: rmattern@bakerdonelson.com
November 2, 2007
Karen Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561 100 F Street, NE
Washington, DC 20549
Via EDGAR

Re:	KMA Global Solutions International, Inc.
Registration Statement on Form SB-2
Filed October 5, 2007
File No. 333-146538
Dear Ms. Garnett:
          This letter responds to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter, dated October 23, 2007 (the “Letter”), to Jeffrey D. Reid with respect to the above-referenced filing of KMA Global Solutions International, Inc. (the “Company”).
          The following discussion summarizes the manner in which the Company has revised the Form SB-2 in response to the Commission’s Letter. The following paragraph of this letter is numbered to correspond to the comment contained in the Letter and the exhibit number refers to the exhibit in the Company’s Amendment No. 1 to the Form SB-2 (the “Amendment”).
1.	Exhibit 5.1 – Legal Opinion. The limitation of the legal opinion on Exhibit 5.1 of the Amendment, which limits the opinion only to statutory law has been revised by deleting the carve out for judicial or administrative interpretations of such sections or case law decided thereunder.
          In addition to the Staff’s proposed revisions, please note that the Company has revised the disclosure under the Sections entitled “Directors, Executive Officers, Promoters and Control Persons” to reflect the resignation of Director Riley, appointment of Director Foster and the new titles for certain members of the executive management team.
ALABAMA   •   GEORGIA   •   LOUISIANA   •   MISSISSIPPI   •   TENNESSEE   •   WASHINGTON. D.C.   •   BEIJING. CHINA
Representative Office,
BDBC International, LLC

Karen Garnett, Assistant Director
November2, 2007

          If you have any questions or require additional information, please feel free to contact me at the number above.

Very truly yours, BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.
/s/ Richard F. Mattern

Richard F. Mattern

cc:	Angela McHale
Jeffrey D. Reid